Exhibit 19









                                       1st
                                     FRANKLIN
                                    FINANCIAL
                                   CORPORATION



                                    QUARTERLY
                               REPORT TO INVESTORS
                                     FOR THE
                                THREE MONTHS ENDED
                                  MARCH 31, 2000

                               MANAGEMENT'S LETTER

Financial Condition:
-------------------
     Total assets declined $.8 million (.3%) to $226.4 million during the first quarter of 2000 primarily due to a decrease in the Company's loan receivables. Historically, the Company has experienced a decline in loan receivables during the first quarter of each year due to its cyclical loan business. The downward trend normally reverses during the second quarter as loan activity begins increasing.

     Overall liabilities decreased $2.5 million (2%) during the quarter just ended as compared to the prior year-end as a result of the disbursement of the prior year's accrued incentive bonus and the Company's annual contribution to the employee profit sharing plan.

     Expansion of branch operations continued with the opening of one new branch office in Georgia. An additional office is currently scheduled to open during the second quarter of 2000 in Griffin, Georgia.

Results of Operations:
---------------------
     Revenues during the quarter ended March 31, 2000 were $19.5 million as compared to $17.1 million during the first quarter of 1999. The increase in revenues is attributed to finance charge income and insurance income earned on higher levels of average net receivables outstanding (gross receivables less unearned finance charges). Average net receivables rose $20.4 million or 13% during the quarter ended March 31, 2000 as compared to the same quarter in 1999. This growth in the Company's primary earnings base induced a $1.4 million (14%) increase in the Company's net interest margin during the current period as compared to the same quarter in 1999. Net interest margin represents the difference between the margin by which interest income on earning assets (loans and investment securities) exceeds interest expense on its interest bearing debt. Also contributing to the increase in the net interest margin was the fact that there was only a minimal increase in interest expense, as average borrowings were only slightly higher during the quarter just ended as compared to the same quarter a year ago. Management, however, projects interest expense to have a higher impact on the net interest margin during the remainder of the year due to the recent volatility in market rates.

     Net insurance income rose $.6 million or 15% during the comparable quarterly periods as a result of the aforementioned increase in average net receivables. Higher levels of average net receivables generally lead to higher levels of insurance in-force because of more customers requesting insurance. A decrease in claims submitted and general insurance expenses also contributed to the rise in net insurance income.

     Although revenues were higher during the quarter ended March 31, 2000 as compared to the same quarter year ago, pretax profits were $.1 million or 5% lower due to increases in loan losses and other operating expenses. The Company's provision for loan losses increased $.3 million or 35% during the quarter just ended as compared to the same quarter a year ago. A $.4 million (36%) increase in net charge-offs was primarily responsible for the increase. In addition, Management raised the loan loss reserve during the later part of 1999 in order to provide adequate protection against probable losses. Delinquent accounts 60 days or more past due increased to 7.0% of net receivables at March 31, 2000 as compared to 6.6% at prior year-end. Management is carefully monitoring the credit-worthiness of the loan portfolio and will add to the reserve as deemed necessary.

     Personnel expense increased $1.3 million (21%) during the quarter just ended as compared to the same quarter a year ago mainly due to merit salary increases effective January 1. Medical claims incurred by the Company's self-insured employee health plan rose significantly during the current quarter which also added to the increase in personnel expense. Other factors contributing were increases in the accruals for incentive bonuses and the profit sharing contribution.

     Twelve new branch offices have been opened since the quarter ended March 31, 1999. The rent, utilities, telephone and maintenance associated with these new offices caused occupancy expense to increase $.1 million or 11% during the quarter just ended.

     Other operating expenses increased $.4 million (16%) during the quarter just ended as compared to the same quarter in 1999 as a result of higher advertising expenditures, legal and audit fees, stationary and supplies and various state taxes and licenses.

     Effective income tax rates were 15.7% and 14.6% for the quarters ended March 31, 2000 and 1999, respectively. Income taxes during the periods reflect the taxes of the Company's insurance subsidiaries which are not "S" corporations for income tax reporting purposes . Federal and state income taxes generated by the "S" corporation are paid by the shareholders, except in states which do not recognize S corporation status. Certain tax benefits provided by law to life insurance companies substantially reduce the life insurance subsidiary's effective tax rate and thus decrease the Company's general tax rate below statutory rates. Investments in tax exempt securities by the Company's property and casualty insurance subsidiary also decrease the effective tax rate.

Market Risk:
-----------
     There has been no material change in the Company's market risk since December 31, 1999. Recent volatility in interest rates may, however, have a negative impact on the Company's net interest margin during the remainder of 2000 if Management has to raise rates paid on its debt securities to remain competitive in the market place.

Liquidity:
---------
     Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. In addition to the securities program, the Company has two external sources of funds through the use of two credit agreements. One agreement provides for available borrowing of $21.0 million. Available borrowings were $16.9 million at March 31, 2000 and $20.0 at December 31, 1999, relating to this agreement. Another agreement provides for an additional $2.0 million for general operating purposes. Available borrowings under this agreement were $2.0 million at March 31, 2000 and December 31, 1999.

Year 2000 Readiness Disclosure:
------------------------------
     The Company has not experienced any material malfunctions or errors in its operations or business systems with regard to the Year 2000 issues ("Y2K"). Based on operations since January 1, 2000, Management does not foresee any significant impact on its on-going business as a result of Y2K. However, its is possible that the full impact of the date change, which was of concern due to computer programs that use two digits instead of four digits to define years, has not been fully recognized. Any problems which might occur are expected to be minor and correctable. Management continues to monitor applications of the Company and third party suppliers.

     Expenses related to Year 2000 readiness during the quarter just ended were $9,033. No additional expenses are budgeted for the remainder of the year.

Forward Looking Statements:
--------------------------
     Certain information in the previous discussion and other statements contained in this Quarterly Report which are not historical facts may be forward-looking statements that involve risks and uncertainties. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Possible factors which could cause future results to differ from expectations are, but not limited to, adverse economic conditions including the interest rate environment, federal and state regulatory changes, unfavorable outcome of litigation, Year 2000 issues and other factors referenced elsewhere.

                      1st FRANKLIN FINANCIAL CORPORATION
                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                March 31,    December 31,
                                                   2000         1999
                                               (Unaudited)        (Audited)

                                      ASSETS

CASH AND CASH EQUIVALENTS  . . . . . . . . . .  $  6,060,506    $  5,914,535
                                                ------------    ------------

LOANS, net   . . . . . . . . . . . . . . . . .   152,907,387     156,124,333
                                                ------------    ------------
INVESTMENT SECURITIES:
     Available for Sale, at market value . . .    50,620,177      47,127,780
     Held to Maturity, at amortized cost . . .     6,220,614       6,734,286
                                                ------------    ------------
                                                  56,840,791      53,862,066
                                                ------------    ------------

OTHER ASSETS . . . . . . . . . . . . . . . . .    10,556,541      11,237,126
                                                ------------    ------------

            TOTAL ASSETS . . . . . . . . . . .  $226,365,225    $227,138,060
                                                ============    ============

                      LIABILITIES  AND STOCKHOLDERS' EQUITY

SENIOR DEBT. . . . . . . . . . . . . . . . . .  $114,074,869    $113,889,641
OTHER LIABILITIES. . . . . . . . . . . . . . .    10,300,359      13,461,731
SUBORDINATED DEBT  . . . . . . . . . . . . . .    35,685,844      35,246,639
                                                ------------    ------------
        Total Liabilities  . . . . . . . . . .   160,061,072     162,598,011
                                                ------------    ------------
STOCKHOLDERS' EQUITY:
     Preferred Stock; $100 par value . . . . .            --              --
     Common Stock  . . . . . . . . . . . . . .       170,000         170,000
     Accumulated Other Comprehensive Loss  . .      (898,837)       (780,772)
     Retained Earnings . . . . . . . . . . . .    67,032,990      65,150,821
                                                ------------    ------------
        Total Stockholders' Equity . . . . . .    66,304,153      64,540,049
                                                ------------    ------------
            TOTAL LIABILITIES AND
                STOCKHOLDERS' EQUITY . . . . .  $226,365,225    $227,138,060
                                                ============    ============

         The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        1st FRANKLIN FINANCIAL CORPORATION

             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                       Three Months Ended
                                                            March 31
                                                   --------------------------
                                                           (Unaudited)
                                                       2000           1999
                                                   -----------    -----------

INTEREST INCOME. . . . . . . . . . . . . . . . . . $13,536,226    $12,006,290

INTEREST EXPENSE . . . . . . . . . . . . . . . . .   2,320,051      2,186,596
                                                   -----------    -----------
NET INTEREST INCOME. . . . . . . . . . . . . . . .  11,216,175      9,819,694

   Provision for Loan Losses . . . . . . . . . . .   1,313,791        973,810
                                                   -----------    -----------
NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES . . . . . . . . . . .   9,902,384      8,845,884
                                                   -----------    -----------
NET INSURANCE INCOME . . . . . . . . . . . . . . .   4,616,644      4,011,272
                                                   -----------    -----------
OTHER REVENUE. . . . . . . . . . . . . . . . . . .     136,207        133,794
                                                   -----------    -----------
OTHER OPERATING EXPENSES:
   Personnel Expense. . . . . . . . . . . . . . .    7,433,892      6,168,965
   Occupancy. . . . . . . . . . . . . . . . . . .    1,513,600      1,368,169
   Other. . . . . . . . . . . . . . . . . . . . .    2,882,124      2,489,733
                                                   -----------    -----------
      Total . . . . . . . . . . . . . . . . . . .   11,829,616     10,026,867
                                                   -----------    -----------

INCOME BEFORE INCOME TAXES  . . . . . . . . . . .    2,825,619      2,964,083

   Provision for Income Taxes . . . . . . . . . .      442,686        431,382
                                                   -----------    -----------
NET INCOME. . . . . . . . . . . . . . . . . . . .    2,382,933      2,532,701

RETAINED EARNINGS, beginning of period. . . . . .   65,150,821     60,637,368

   Distributions on Common Stock. . . . . . . . .      500,764              -
                                                   -----------    -----------
RETAINED EARNINGS, end of period. . . . . . . . .  $67,032,990    $63,170,069
                                                   ===========    ===========
EARNINGS PER SHARE:
   Voting Common Stock; 1,700 Shares
     Outstanding all periods. . . . . . . . . . .       $14.02         $14.90
                                                        ======         ======
   Non-Voting Common Stock; 168,300 Shares
     Outstanding all periods  . . . . . . . . . .       $14.02         $14.90
                                                        ======         ======

         The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        1st FRANKLIN FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 Increase (Decrease) in Cash and Cash Equivalents

                                                       Three Months Ended
                                                            March 31
                                                   --------------------------
                                                           (Unaudited)
                                                       2000           1999
                                                   -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income. . . . . . . . . . . . . . . . . . .  $ 2,382,933    $ 2,532,701
    Adjustments to reconcile net income
    to net cash provided by operating activities:
      Provision for Loan Losses . . . . . . . . .    1,313,791        973,810
      Depreciation and Amortization . . . . . . .      310,511        304,867
      Deferred Income Taxes . . . . . . . . . . .       59,737          5,584
      Other, net. . . . . . . . . . . . . . . . .       34,700         40,838
      Decrease in Miscellaneous assets. . . . . .      513,299        792,485
      Decrease in Accounts Payable and
        Accrued Expenses. . . . . . . . . . . . .   (3,228,679)    (2,049,850)
                                                   -----------    -----------
           Net Cash Provided  . . . . . . . . . .    1,386,292      2,600,435
                                                   -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Loans originated or purchased. . . . . . . . .  (30,603,314)   (26,577,415)
   Loan payments. . . . . . . . . . . . . . . . .   32,506,469     27,906,116
   Purchases of marketable debt securities. . . .   (4,974,163)    (4,677,994)
   Principal payments on securities . . . . . . .       91,147        152,359
   Redemptions of securities. . . . . . . . . . .    1,760,000      2,080,000
     Other, net . . . . . . . . . . . . . . . . .     (144,129)      (160,825)
                                                   -----------    -----------
           Net Cash Used  . . . . . . . . . . . .   (1,363,990)    (1,277,759)
                                                   -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in senior debt. . . . . . . . . . . .      185,228      4,556,352
   Subordinated debt issued . . . . . . . . . . .    2,221,556      2,175,107
   Subordinated debt redeemed . . . . . . . . . .   (1,782,351)    (1,917,706)
   Distributions paid to shareholders . . . . . .     (500,764)             -
                                                   -----------    -----------
           Net Cash Provided. . . . . . . . . . .      123,669      4,813,753
                                                   -----------    -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS . . . .      145,971      6,136,429

CASH AND CASH EQUIVALENTS, beginning. . . . . . .    5,914,535     20,111,678
                                                   -----------    -----------
CASH AND CASH EQUIVALENTS, ending . . . . . . . .  $ 6,060,506    $26,248,107
                                                   ===========    ===========

Cash Paid during the period for:  Interest. . . .  $ 2,169,398    $ 2,081,860
                                  Income Taxes. .       68,750         73,393

         The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                     -NOTES-

1. The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the annual financial statements and notes thereto as of December 31, 1999 and for the years then ended included in the Company's December 31, 1999 Annual Report.

2. In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of March 31, 2000, and December 31, 1999, and the results of its operations and its cash flows for the three months ended March 31, 2000 and 1999. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

3. The results of operations for the three months ended March 31, 2000, are not necessarily indicative of the results to be expected for the full fiscal year.

4. The computation of earnings per share is self-evident from the Consolidated Statement of Income and Retained Earnings.

5. In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". The Company had comprehensive income, which is comprised of net income and unrealized gains or losses on securities held as available for sale, of $2,264,868 and $2,310,854 for the three months ended March 31, 2000 and 1999, respectively.

6. The following tables summarize assets, revenues and profit by business segment. A reconcilement to consolidated net income is also provided. There has been no differences from the 1999 Annual Report from the basis of segmentation or the basis of measurement of segment profit.

                                   Division   Division   Division
                                        I        II        III         Total
                                   --------   --------   --------    --------
                                                (In Thousands)

    Three Months ended 3/31/00:
      Segment revenues. . . . .    $  5,666   $  6,000   $  6,364    $ 18,030
      Segment profit  . . . . .       2,058      2,564      1,913       6,535

    Three Months ended 3/31/99:
      Segment revenues. . . . .    $  4,798   $  5,398   $  5,460    $ 15,656
      Segment profit  . . . . .       1,717      2,281      1,761       5,759

    Segment Assets:
      3/31/00 . . . . . . . . .    $ 89,377   $100,373   $ 39,781    $229,531
      3/31/99 . . . . . .            45,162     50,465     52,066     147,693

                                              3 Months    3 Months
                                                Ended      Ended
                                               3/31/00    3/31/99
                                               -------    -------
    Reconcilement:                               (In Thousands)
      Profit:
      Profit per segments . . . . . . . .     $  6,534   $  5,759
      Corporate earnings not allocated. .          260        496
      Corporate expenses not allocated. .       (3,968)    (3,291)
      Income taxes not allocated. . . . .         (443)      (431)
                                              --------   --------
                                              $  2,383   $  2,533
                                              ========   ========

                               BRANCH OPERATIONS
                                -----------------
           Isabel Vickery Youngblood . . . . . . . Senior Vice President
           A. Jarrell Coffee . . . . . . . . . . . Vice President
           Jack R. Coker . . . . . . . . . . . . . Vice President

           Robert J. Canfield. . . . . . . . . . . Area Vice President
           J. Michael Culpepper. . . . . . . . . . Area Vice President
           Ronald F. Morrow. . . . . . . . . . . . Area Vice President

                                   SUPERVISORS
                                   -----------
Regina Bond         Bruce Hooper        Dianne Moore        Hilda Phillips
Ronald Byerly       Janice Hyde         Harriet Moss        Henrietta Reathford
Donald Carter       Judy Landon         Mike Olive          Timothy Schmotz
Bryan Cook          Jeff Lee            Melvin Osley        Tami Settlemyer
Donald Floyd        Tommy Lennon        Dale Palmer         Gaines Snow
Renee Hebert        Mike Lyles          Darryl Parker       Marc Thomas
Jack Hobgood        Brian McSwain

                                     OFFICES
                                     -------
Alabama Offices:    Georgia Offices:    Georgia Offices:    Louisiana Offices:
---------------     ---------------     ---------------     -----------------
Alexander City      Brunswick           Lavonia             Natchitoches
Andalusia           Buford              LaGrange            New Iberia
Arab                Butler              Lawrenceville       Pineville
Athens              Cairo               Madison
Bessemer            Calhoun             Manchester          Mississippi Offices:
Birmingham          Canton              McDonough           -------------------
Clanton             Carrollton          McRae               Bay St. Louis
Cullman             Cartersville        Milledgeville       Carthage
Decatur             Cedartown           Monroe              Columbia
Dothan              Chatsworth          Montezuma           Grenada
Enterprise          Clarkesville        Monticello          Gulfport
Fayette             Claxton             Moultrie            Hattiesburg
Florence            Clayton             Nashville           Hazlehurst
Gadsden             Cleveland           Newnan              Jackson
Geneva              Cochran             Perry               Kosciusko
Hamilton            Commerce            Pooler              Magee
Huntsville          Conyers             Richmond Hill       McComb
Jasper              Cordele             Rome                Pearl
Madison             Cornelia            Royston             Picayune
Moulton             Covington           Sandersville
Muscle Shoals       Cumming             Savannah            North Carolina Office:
Opp                 Dallas              Statesboro          ---------------------
Ozark               Dalton              Swainsboro          Monroe
Pelham              Dawson              Sylvania            Pineville
Prattville          Douglas             Sylvester
Russellville (2)    Douglasville (s)    Thomaston           South Carolina Offices:
Scottsboro          Eastman             Thomson             ----------------------
Selma               Elberton            Tifton              Aiken
Sylacauga           Ellijay             Toccoa              Anderson
Troy                Forsyth             Valdosta (2)        Cayce
Tuscaloosa          Fort Valley         Vidalia             Clemson
Wetumpka            Gainesville         Warner Robins       Columbia
                    Garden City         Washington          Conway
Georgia Offices:    Georgetown          Waycross            Easley
---------------     Glennville          Waynesboro          Florence
Adel                Greensboro          Winder              Gaffney
Albany              Griffin                                 Greenville
Alma                Hartwell            Louisiana Offices:  Greenwood
Americus            Hawkinsville        -----------------   Greer
Arlington           Hazlehurst          Alexandria          Lancaster
Athens (2)          Hinesville          Crowley             Laurens
Bainbridge          Hogansville         DeRidder            Marion
Barnesville         Jackson             Franklin            Newberry
Baxley              Jasper              Jena                Orangeburg
Blakely             Jefferson           Lafayette           Rock Hill
Blue Ridge          Jesup               Leesville           Seneca
Bremen                                  Marksville          Spartanburg
                                                            Union
                                                            York

                                   DIRECTORS
                                    ---------
                                Ben F. Cheek, III
                       Chairman and Chief Executive Officer
                        1st Franklin Financial Corporation

                                 Lorene M. Cheek
                                    Homemaker

                                 Jack D. Stovall
                    President, Stovall Building Supplies, Inc.

                              Dr. Robert E. Thompson
                             Physician, Toccoa Clinic


                                EXECUTIVE OFFICERS
                                ------------------
                                Ben F. Cheek, III
                       Chairman and Chief Executive Officer

                                 T. Bruce Childs
                      President and Chief Operating Officer

                                 A. Roger Guimond
                    Vice President and Chief Financial Officer

                                   Lynn E. Cox
                                    Secretary

                                  Linda L. Sessa
                                    Treasurer


                                  LEGAL COUNSEL
                                  -------------
                            Jones, Day, Reavis & Pogue
                               3500 Sun Trust Plaza
                            303 Peachtree Street, N.E.
                           Atlanta, Georgia  30308-3242


                                     AUDITORS
                                     --------
                               Arthur Andersen LLP
                            133 Peachtree Street, N.E.
                             Atlanta, Georgia  30303